May 28, 2013

VIA EMAIL AND EDGAR

Jennifer Thompson, Accounting Branch Chief

Yong Kim, Staff Accountant

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

KIMY@SEC.GOV

Re:	Fuelstream Inc.

Item 4.01 Form 8-K

Filed March 28, 2013

File No. 333-14477

Dear Mesdames Thompson and Kim:

We acknowledge receipt of your comments regarding the Company's Form 8-K, dated March 28, 2013, and this letter is written in response thereto. We have reproduced your 4 comments below, highlighted in bold, with our responses following immediately thereafter.

Item 4.01 Form 8-K Filed March 28, 2013

COMMENT 1:          Please amend your Form 8-K to disclose that the audit report of Morrill & Associates, LLC (“Morrill”) for the past two years did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report on your financial statements contained an explanatory paragraph in respect to uncertainty as to your ability to continue as a going concern. In this regard, you should expand the second paragraph of your disclosure to also address Morrill’s report for the year ended December 31, 2010. Refer to Item 304(a)(1)(ii) of Regulation S-K.

RESPONSE:    We have revised our report on Form 8-K to contain the requested additional disclosures.

510 Shotgun Road, Suite 110, Sunrise, Florida 33325

954.423.5345     Fax: 954.000.0000      www.thefuelstream.com

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COMMENT 2:          Please amend your Form 8-K to disclose whether there were any disagreements with Morrill during your two most recent fiscal year ends and subsequent interim period through March 19, 2013, date of dismissal. Refer to Item 304(a)(i)(iv).

RESPONSE:    We have revised our report on Form 8-K accordingly.

COMMENT 3:          Please amend your Form 8-K to disclose whether there were any consultations with RBSM LLP during your two most recent fiscal years and any subsequent interim period through March 19, 2013, date of engagement. Refer to Item 304(a)(2).

RESPONSE:    We have revised our report on Form 8-K accordingly.

COMMENT 4:          In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:    The Company hereby acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filings; and.

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

/s/ Juan Carlos Ley

Chief Executive Officer

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